VIA EDGAR

September 11, 2009

Lynn Dicker

Reviewing Accountant

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549-6010

Re:	Presstek, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 24, 2009
Form 8-K Dated August 13, 2009
File No. 000-17541

Dear Ms. Dicker:

Following is the Company’s response to the comment in your letter of September 2, 2009 regarding the above referenced documents, in connection with your periodic review of Presstek, Inc.’s filings with the Commission. To facilitate your review, we have included your numbered comment along with our related response.

Form 8-K Dated August 13, 2009

Comment 1: We note that you present non-GAAP measures such as “pre-tax operating loss excluding non-cash and non-routine charges” and “operating expenses excluding goodwill impairment and bad debt charges.” Please revise your future filings to clearly identify these measures as non-GAAP and to provide reconciliations of each of these non-GAAP measures to the most directly comparable GAAP measures. Refer to the guidance in item 100 (a)(2) of Regulation G.

Presstek response: We understand your comment and agree. We will comply in future filings, when we present non-GAAP measures. When non-GAAP measures are presented, we will clearly identify these measures as non-GAAP, and, in addition, we will provide reconciliations of each of these non-GAAP measures to the most directly comparable GAAP measures in our filings, utilizing the guidance in Item 100 (a) (2) of Regulation G.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jeffrey A. Cook
Executive Vice President and Chief Financial Officer
Presstek, Inc.

Cc:	Kevin Vaughn
Securities and Exchange Commission

Tara Harkins

Securities and Exchange Commission

Jeffrey Jacobson, Chairman, President and Chief Executive Officer
James Van Horn, Vice President, General Counsel and Secretary
Wayne Parker, Vice President and Corporate Controller
Members of the Audit Committee of Presstek, Inc.
KPMG LLP
McDermott Will & Emery LLP

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